[Clearly Canadian Beverage Corporation letterhead]

October 6, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549
Attention: James Allegretto, Senior Assistant Chief Accountant

Re:           Clearly Canadian Beverage Corporation (File No. 000-15276)

Dear Mr. Allegretto:

We are writing in response to the Staff’s comment letter dated August 18, 2006. We have addressed our responses to the Staff’s comments using the same numbering as in your letter.

As discussed with Staff members Adam Phippen and Scott Anderegg, we are filing this letter containing detailed responses to the Staff’s comments, including exact language to be included in an amendment to Form 20-F. As discussed below in response to comment no. 6, we are not filing an amendment to Form 20-F with this letter, but will do so as soon as we have determined whether we can obtain a re-audit and audit report on our 2003 financial statements.

Form 20-F for fiscal year ended December 31, 2004

1.           Selected Annual Information

We accept your comments regarding the use of non-GAAP financial measures in future filings.

Amendment No. 1 to Form 20-F for fiscal year ended December 31, 2005

2.           Results of Operations for the years ended December 31, 2005, 2004 and 2003

In accordance with the Staff’s comments, we will expand our disclosures in the discussion of our Results of Operations for the 2005 fiscal year compared with the 2004 fiscal year, and added detailed disclosure of the results of operations for 2004 compared with the 2003 fiscal year. The following is the revised discussion of Results of Operations to be included in an amendment to Form 20-F (changes marked – additions underlined, deletions struck through):

Securities and Exchange Commission
October 6, 2006

Results of Operations

Year ended December 31, 2005 (“2005”) compared with the year ended December 31, 2004 (“2004”)

Sales were $9,141,000 for 2005 compared with $11,586,000 for 2004, a decrease of 21.1% ($2,445,000) compared to 2004. This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. These factors in management’s judgment are inter-related and due to their nature their impact cannot be separately quantified. The reduced sales and marketing activities ~~This~~ has been a direct result of working capital constraints which we have addressed, in part, through our recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for us to secure additional financing in order to support more aggressive marketing and sales activities for our beverage products, and refresh our product offerings by reformulation and repackaging.

There were no significant changes in our cost of sales and gross profit margin percentages, being 30.5% for 2005 and 2004. However, we expect to reduce our cost of sales and increase our gross profit margins in 2006 as a result of packaging changes on our core product.

There were no significant changes in our general and administrative expenses, being $2,411,000 for 2005 compared to $2,312,000 for 2004. We have streamlined our upper level management, significantly reduced our office expense overhead and we are continuing our corporate restructuring program. As a result, we expect to reduce our general and administrative expenses in 2006.

Selling expenses of $3,181,000 in 2005 were approximately 34.8% of sales, compared with $3,275,000 or approximately 28.3% of sales in 2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. In 2005, we increased our selling expenses in most regions of the United States with the addition of “Market Specialists” whose mandate is to increase availability of product in the all-other-market segment. The increase in selling expenses coincided with our increased distribution efforts with the Dr Pepper/Seven Up Bottling Group. These efforts resulted in sales growth in the South Central region in 2005, as compared with 2004. While our sales declined in other regions of the United States which offset the gains from the South Central region, our private label water business experienced significant growth in 2005, rising 37.6 % over 2004. We expect continued growth of our private label water business into 2006.

The loss for 2005 was $6,069,000 (or $1.06 per share) compared with a 2004 loss of $5,531,000 (or $7.14 per share). A comparison of significant differences in other items of expense between 2005 and 2004 is as follows: ~~The loss for 2005 includes the following expenses:~~

          (a)      $1,709,000 stock compensation expense in 2005 (2004: $23,000) which represents the non-cash value attributed to certain stock options granted during 2005 in connection with our May 2005 financing led by BG Capital;

          (b)      $680,000 restructuring expense in 2005 (2004:$Nil) ~~cost~~ in connection with the amendment of certain consulting contracts and lease obligations; and

          (c)      Financing expense of Nil in 2005 compared with $653,000 in 2004. The expense in 2004 relates primarily to the issuance of capital stock in consideration of the obtaining short term debt financing.~~$221,000 gain on settlement of debt in 2005 (2004: $Nil) which was realized on obtaining reductions in certain accounts owing to creditors concurrent with our recent restructuring during fiscal 2005.)~~

Securities and Exchange Commission
October 6, 2006

          (d)      Write-down of property, plant and equipment of $382,000 in 2005 compared with a write-down of $721,000 in 2004. This is the result of management’s annual assessment of the carrying value of these assets, and represents the adjustment made to reduce book value to estimated net recoverable amount.,

          (e)      Write-down of distribution rights of Nil for 2005 compared with $1,536,000 for 2004. The writedown was made in 2004 as a result of management’s annual test of this asset for impairment in value.

Year ended December 31, 2004 (“2004”) compared with the year ended December 31, 2003 (“2003”)

Sales were $11,586,000 for 2004 compared with $13,270,000 for 2003, a decrease of $1,684,000 or 12.7% compared with 2003. We experienced growth of $872,000 in 2004 compared with 2003 in sales to a private label customer. Offsetting this growth, Reebok branded sales were down by $1,118,000 in 2004 compared with 2003. In 2003 Reebok International Inc. elected not to renew its licensing agreement with us to manufacture, distribute and sell certain Reebok branded products. Sales of carbonated products were down by $1,438,000, This general decline in sales in our carbonated product line was attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. These factors in management’s judgment are inter-related and due to their nature their impact cannot be separately quantified.

Gross profit from sales was $3,538,000 for 2004 compared with $3,310,00 for 2003, which is 30.5% and 24.9% of sales respectively. Gross margin was reduced by 3.2% on a one-time basis in 2003 for the write-down of Reebok branded inventory on the loss of the product license. Excluding the write-down, the gross margin factor in 2003 would have been 28.1%. The normalized increase of 2.4% in gross margin in 2004 was realized in the non-carbonated product line and is attributable to the change in customer mix; being increased distribution to other private label and oxygenated water vendors.

Selling, general and administrative expenses were $5,587,000 for 2004 compared with $5,554,000 for 2003, which is materially unchanged in total.

Loss for the year ended December 31, 2004 was $5,531,000 ($7.14 per share) compared with the loss of $3,713,000 ($5.48 per share) for the year ended December 31, 2003. A comparison of significant differences in other expenses between 2004 and 2003 is as follows:

          (a)      Writedown of distribution rights expense of $1,536,000 in 2004 compared with $500,000 in 2003. The write-down in the carrying value of distribution rights assets is as a result of management’s annual assessment for impairment, and is recognition of the decreased value placed by management upon distribution rights bought back from master distributors in previous years.

          (b)      Write-down of property, plant and equipment of $721,000 in 2004 compared with a write-down of $272,000 in 2003. This is the result of management’s annual assessment of the carrying value of these assets, and represents the adjustment made to reduce book value to estimated net recoverable amount

          (c)      Loss on assets held for sale of $56,000 in 2004 compared with $328,000 in 2003. This is the write-down recorded to reduce the carrying value of surplus water source land assets to estimated recoverable value based on management’s annual assessment.

          (d)      Financing expense of $653,000 in 2004 compared with Nil in 2003. The expense in 2004 relates primarily to the issuance of capital stock in consideration of the obtaining short term debt financing

Securities and Exchange Commission
October 6, 2006

          (e)      Amortization of property, plant and equipment expense of $130,000 in 2004 compared with $294,000 in 2003. The reduced expense in 2004 is due to the reduced carrying value of the related assets after write-downs in asset values assessed in 2003 and 2004.

3.           Liquidity and Capital Resources

We will act on the Staff’s comments by providing amended and additional discussion in the Liquidity and Capital Resources section. The following is an excerpt of the revised discussion of Results of Operations to be included in an amendment to Form 20-F (changes marked –additions underlined, deletions struck through):

Changes During Fiscal 2005~~in the past year (2005)~~

Our cash resources at December 31, 2004 were $78,000 and our net working capital (current assets less current liabilities) was negative at a deficit of $4,370,000, including $4,150,000 owing to our trade suppliers. Our ability to obtain further credit from our suppliers at December 31, 2004 was limited, with certain crucial suppliers having placed us on a “cash prior to delivery” basis. We had no significant unutilized credit under our operating line of credit at December 31, 2004, and no other sources of debt financing available to us. We were able to raise only $100,000 in new equity in January 2005 which was obviously insufficient given our financial condition. These circumstances led to our undertaking the corporate restructuring steps discussed below, and the new funding from BG Capital and other investors through the sale of capital stock.~~In order to improve our balance sheet and implement our corporate restructuring plan in 2005, significant funding was necessary. In connection therewith, and with shareholder approval where required, we proceeded with the following matters related to our corporate restructuring:~~

Highlights of the corporate restructuring and new funding during fiscal 2005 were as follows:

  consolidation of our common share capital on a ten old for one new share basis (effective May 2, 2005);

  the conversion of a $1,000,000 loan from BG Capital into preferred shares and the subscription by BG Capital for an additional $1,000,000 of preferred shares (completed as of May 5, 2005);

  ~~the reduction of the size of the Company’s board of directors from eight to five directors, with the appointment of three nominees of BG Capital, Marco Markin, Brent Lokash and Cameron Strang (effective May 5, 2005);~~

  a brokered and non-brokered private placement of $3,075,000 (3,075,000 common shares at a price of $1.00 per share) completed May 16, 2005 and May 24,2005;

  a non-brokered private placement of $635,953 (635,953 common shares at a price of $1.00 per share) completed May 27, 2005;

  conversion of $500,000 of short term debt into common shares (222,825 common shares at a price of $2 per share) completed November 30, 2005; and

  a non-brokered private placement of units for $1,000,000 (800,000 common shares and 20,000,000 warrants at a price of $1.25) completed December 28, 2005. (Subsequently, in May 2006, the holders of the foregoing warrants agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants.

Securities and Exchange Commission
October 6, 2006

See “Item 4. Information on the Company – and Private Placements and Corporate Restructuring” above).

We raised a total of $6,516,000 in equity capital in 2005, net of cash costs of issue. We used the net amount of $740,000 in cash from the equity raised to retire debt of various maturities. We also used $2,376,000 in cash to improve our working capital position and our ability to provide product, including $1,821,000 to bring accounts payable to suppliers current and $257,000 to increase our inventory of stock.

During fiscal 2005, our operations continued to run at a cash loss. The loss for the year of $6,069,000 includes a total of $2,790,000 in non-cash expenses. The non-cash expenses comprise primarily stock based compensation of $1,709,000, restructuring costs paid by the issue of shares valued at $448,000, and write-down of property, plant and equipment totaling $382,000. We utilized the net amount of cash of $3,279,000 to cover operating losses in 2005.

Liquidity at December 31, 2005 and projected requirements for 2006

Our cash resources at December 31, 2005 were $520,000 compared with $78,000 at December 31, 2004. Our net working capital (current assets less current liabilities) remains negative as a deficit of $446,000 at December 31, 2005. At December 31, 2005, we had borrowed $361,000 under our operating line of credit and had no significant unutilized credit under that facility, and we had no other sources of debt financing available to us. At the end of the 2005 fiscal year, we projected the need to raise approximately $4,000,000 in cash through the issue of capital stock in the 2006 fiscal year to cover operating losses at the current level of sales and expenses, and to restore an adequate balance of working capital. Subsequent to 2005 fiscal-year end, in May 2006, we completed a series of non-brokered private placements for a total sale of 1,312,500 common shares for gross proceeds of $2,625,000, and are currently finalizing additional sales of common shares which will provide us with adequate financing to satisfy cash and working capital requirements through fiscal 2006.

~~These financing activities in 2005 significantly improved our working capital deficit. At December 31, 2005, we had a working capital deficit of $446,000 compared to working capital deficit of $4,370,000 at December 31, 2004, and bank indebtedness, related to an operating line of credit against receivables, of $361,000 at December 31, 2005 compared to bank indebtedness of $272,000 at December 31, 2004. Net cash used in operating activities was $5,655,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities was $5,776,000, which consisted of proceeds from short term debt (net of $1,000,000 applied to preferred shares) of $1,277,000, the repayment of short term debt of $446,000, the repayment of long term debt of $1,660,000, net proceeds on the issuance of capital stock of $6,516,000 and an increase in bank indebtedness of $89,000. Net cash used in investing activities was Nil for the period to purchase office equipment.~~

4.           Contractual Obligations

We will add estimated interest payments to the tabulation of our Contractual Obligations, as follows, which will be included an amendment to Form 20-F (changes marked – additions underlined, deletions struck through):

Our total contractual obligations at December 31, 2005 were $4,335,000 ~~4,281,000~~ and were comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of our contractual obligations as of December 31, 2005:

Securities and Exchange Commission
October 6, 2006

	Payments Due by Period (12 months ending ) December 31
Contractual Obligations							2011 and
($ in thousands)	Total	2006	2007	2008	2009	2010	thereafter

Operating line of credit	$361	$361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,501	-	$1,501	-	-	-	-
Interest on debt	54	54
Operating leases (office equipment
and premises)	15	5	5	$5	-	-	-
Consulting contracts	1,837	380	380	380	$380	$317	-

Total Contractual obligations	$4,335	$1,367	$1,886	$385	$380	$317	-
	~~4,281~~	~~1,313~~

5.           Controls and Procedures

We will amend the description of the design of our disclosure controls and procedures, including as they pertain to Exchange Act filings, and the conclusions reached by our certifying officers as to their effectiveness. The following is an excerpt of the revised discussion to be included in an amendment to Form 20-F (changes marked – additions underlined, deletions struck through):

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the ~~Securities~~ Exchange Act ~~of 1934 (the “Exchange Act”)~~. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in timely alerting management, including our Chief Executive Officer and Chief Financial Officer, to material information required to be included in our periodic SEC filings. ~~were adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.~~

During the year ended December 31, 2005, covered by this report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all

Securities and Exchange Commission
October 6, 2006

potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Financial Statements

6.           Report and consent of former independent registered public accounting firm on the 2003 financial statements.

We have had multiple telephone conversation with Commission Staff members Adam Phippen and Scott Anderegg on this topic. We previously received an audit report for the 2003 fiscal year from our prior auditors, PricewaterhouseCoopers LLP; however, following our prior auditors’ resignation on February 10, 2006, that audit firm has been unwilling to reissue their audit report to us for the 2003 fiscal year for inclusion in the Form 20-F/A. In addition, our current independent public accounting firm, UHY LDMB Advisors Inc., Chartered Accountants, are also unwilling to re-audit the 2003 fiscal year and to provide their audit report for that year.

Over the past several weeks, management has met with several other independent public accounting firms for the purpose of re-auditing the 2003 fiscal year and providing their audit report and consent. We have encountered difficulty in obtaining an audit firm whose is willing to re-do the 2003 audit in light of the time passed. However, one audit firm recently expressed a potential interest and we are following up with them whether they will do the re-audit.

Assuming that we are successful in engaging this independent public accounting firm to do the re-audit, we will publicly announce the change in auditors on Form 6-K. We would expect the new audit firm to commence the audit immediately and to have it completed by mid-November. At that time, we would file an amendment to our Form 20-F, to include the re-audited financial statements for 2003 and the auditor’s report and consent for 2003.

If this potential audit firm declines to do the re-audit, we believe that we will not be successful in finding another audit firm to re-audit our financial statements for the 2003 fiscal year and to provide their audit report. We have discussed with Messrs. Phippen and Anderegg this possibility in a our telephone conversation on September 22, 2006 and, in that situation, we would file an amendment to the 20-F without the audit report for the 2003 fiscal year and we would label the financial statements for the 2003 fiscal year as unaudited. In addition, we would disclose in the explanatory note for that amendment that the filing is deficient due to the absence of the audit report and that the 2003 financials are unaudited.

7.           Consistent retroactive disclosure of 1:10 reverse stock split

We will revise the financial statements and all other disclosures in the filing where necessary to ensure consistent disclosure retroactively for the 1:10 reverse split, which will be included in an amendment to Form 20-F.

Securities and Exchange Commission
October 6, 2006

8.           Auditors’ Report

As discussed in response to comment 6 above, at the time that we file the amendment to the Form 20-F, we will include a revised auditor’s report with respect to the restated financial statements for 2004 to address the Staff’s comments.

9.           Summary of Significant Accounting Policies

We will add disclosure in the Significant Accounting Policies section with respect to our adoption of EIC-156 effective January 1, 2006. As the presentation of vendor consideration is a Canadian–US GAAP difference for 2005 and prior, we will update that section of the consolidated financial statements to disclose the equal and offsetting impact on the sales and expenses figures under US GAAP for 2005, 2004 and 2003. The following is an excerpt of the revised disclosure under our significant accounting policies to be included in an amendment to Form 20-F (changes marked – additions underlined, deletions struck through):

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

The Company charges all sales incentives to direct or direct customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives as an expense in the year incurred. The total of these amounts were $409,000 for the year ended December 31, 2005 (2004: $489,000, 2003: $503,000) Effective January 1, 2006 the Company will adopt EIC-156 of the Canadian Institute of Chartered Accountants concerning “Accounting By a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)” which requires these amounts to be accounted for as a reduction of sales.

In addition, the following is the new disclosure under Note 20 (Reconciliation to accounting principles generally accepted in the United States of America) to be included in an amendment to Form 20-F:

(f)      Consideration given by a Vendor to a Customer

EITF Issue 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) was effective for fiscal years ending after December 15, 2001. EITF Issue 01-19 requires all sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives to be accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Effective

Securities and Exchange Commission
October 6, 2006

January 1, 2006 the Company will adopt EIC-156 of the Canadian Institute of Chartered Accountants concerning “ Accounting By A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products” which prescribes similar presentation as EITF 01-09. Although this difference between US and Canadian GAAP affects the line items of Sales and Selling, General and Administrative expenses, it does not constitute a difference between US and Canadian GAAP in the calculation of Loss for the Year.

The US GAAP figures for the aforementioned line items are as follows:

	2005	2004	2003
	$	$	$
Sales	8,732	11,097	12,767
Selling, general and administrative expenses	(5,183)	(5,098)	(5,051)

10.           Changes in Accounting Policies and Restatement of Prior Year

We adopted SFAS 123R effective January 1, 2005 using the modified prospective application transition method. There were no grants with unearned service life at the transition date. The transition method for CICA Handbook Section 3870 involved a charge to retained earnings and an increase to contributed surplus on January 1, 2004 for 2003 and 2002 stock compensation expense, and this was previously disclosed in the financial statements. This should be a reconciling item between Canadian and US GAAP to the separate deficit and contributed surplus accounts. We will add the appropriate disclosures and make the amendments in the Canadian-US GAAP section of our consolidated financial statements. The following is an excerpt of the revised disclosure in Note 20 (Reconciliation to accounting principles generally accepted in the United States of America) to be included an amendment to Form 20-F (changes marked –additions underlined).

(e)      Stock-based compensation

During the years ended December 31, 2000 and December 31, 2003, the Company repriced previously granted director, officer and employee options and, as a result, is required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year; therefore, no charge has been recorded since that time. Effective January 1, 2004, the Company changed its accounting policies with respect to stock options. See note (3) for details.

Effective January 1, 2005, the Company adopted SFAS 123R (refer (g) below) using the modified prospective application transition method. Under this transition method, the fair value basis of accounting for stock based compensation has been applied to all new grants after January 1, 2005, and to prior grants only in the case where the grants awarded are modified, repurchased or cancelled. There were no grants with unearned service life as at the adoption date,

Under Canadian GAAP, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

Securities and Exchange Commission
October 6, 2006

11.           Accretion of financing costs paid in stock

We have been advised by our auditors for the restated 2004 financial statements (UHY LDMB Advisors Inc.) that although debt discounts would normally be accreted over the term of the debt, because the debt in question was all of a current nature, the debt discount would therefore have been accreted to the debt in the 2004 fiscal year. The amount of the accretion, in our opinion, would not have been material to the financial statements.

We do not intend to make any further restatements in regard to the accounting for the stock based financing costs. We previously filed Amendment No. 1 to our Form 20-F with our 2004 consolidated financial statements restated for a revaluation of the same stock issue.

12.           Revenue by product line

We will split our total revenue by product line in Note 19 to the consolidated financial statements. The following is an excerpt of the revised disclosure in Note 19 (Segmented information) to be included in an amendment to Form 20-F (changes marked – additions underlined):

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2005	2004	2003
	$	$	$
		(Restated)

Sales
Canada
Total sales	1,658	2,063	2,541
Less: Sales to other segments	-	-	-

Sales to external customers	1,658	2,063	2,541

United States
Total sales	7,483	10,805	12,355
Less: Sales to other segments	(326)	(1,942)	(2,088)

Sales to external customers	7,157	8,863	10,267

Other
Sales to external customers	326	660	462

Total sales to external customers	9,141	11,586	13,270

Sales to external customers by product line
Carbonated product	6,508	8,461	10,153
Non-carbonated product	2,633	3,125	3,117

	9,141	11,586	13,270
Interest and financing costs on short-term

Securities and Exchange Commission
October 6, 2006

and long-term debt
Canada	177	605	53
United States	44	66	92

	221	671	145

Amortization
Canada	122	52	182
United States	-	78	112

	122	130	294

Loss before income taxes, amortization of
intangible assets and write-down of
property, plant and equipment
Canada	(3,773)	(1,613)	(1,213)
United States	(1,912)	(1,661)	(2,107)
Other	-	-	379

	(5,685)	(3,274)	(2,941)
Write-down of property, plant and equipment	(382)	(721)	(272)
Write-down of distribution rights	-	(1,536)	(500)

Loss for the year before income taxes	(6,067)	(5,531)	(3,713)

We trust the above detailed responses address the Staff’s comments. If you have any further questions kindly contact the writer at (604) 290-7515. We will advise the Staff once we have confirmation from the potential new audit firm of the re-audit of fiscal 2003 and the timing for filing an amendment to Form 20-F to include the revised disclosures discussed above.

Respectfully Yours,

/s/ Matthew Hoogendoorn

Matthew Hoogendoorn, CA, CPA(Illinois)
Chief Financial Officer
Clearly Canadian Beverage Corporation